

October 15, 2013

<u>Via E-mail</u>

Mark Munro
Chief Executive Officer
Intercloud Systems, Inc.
2500 N. Military Trail, Suite 275
Boca Raton, Florida 33431

> **Re: Intercloud Systems, Inc.**
> **(Formerly Genesis Group Holdings, Inc.)**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed October 4, 2013**
> **File No. 333-185293**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 0-32037**

Dear Mr. Munro:

<u>General</u>

1. We note that you have revised your disclosure throughout the prospectus to delete all references to your acquisition agreement with Integration Partners-NY Corporation. While it is clear that you no longer anticipate using the proceeds of this offering to complete the acquisition of IPC, it is unclear why you have deleted all references to this acquisition. Please disclose in a reasonable amount of detail the status of this acquisition. If the purchase agreement has been terminated, please disclose this information and tell us what consideration you have given to whether you are required to file a Form 8-K disclosing such termination. Please also tell us your consideration of either omitting Exhibit 2.8 Stock Purchase Agreement with Integration Partners-NY Corporation because the agreement has been terminated, or otherwise filing any amendments or revisions to this agreement.

<u>Prospectus Summary, page 2</u>

2. In the third paragraph you refer to the underwriter's option to purchase 300,000 additional shares. According to your prospectus cover page, the underwriters have an over-allotment option to purchase 125,000 shares of common stock and/or warrants to purchase up to 62,500 shares of common stock. Please reconcile your disclosures or explain.

<u>Use of Proceeds, page 31</u>

3. We note that the proceeds of this offering will be used "for working capital and general corporate purposes." Please revise either to state with more specificity the plan for the proceeds, or to state that you have no more specific plan for the proceeds and discuss the principal reasons for the offering. Please refer to Item 504 of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49</u>

<u>Impact of Pending and Recently-Completed Acquisitions, page 53</u>

4. We note your disclosure on the top of page 54 that "[a]fter the completion of the Telco acquisition and reflecting the consolidation of that entity in [your] results of operations, [you] expect [your] revenues, cost of revenues and operating expenses will increase substantially. Accordingly, [your] future results of operations may differ significantly from those described in this prospectus." Given what appears to be significant uncertainty in terms of your ability to finance the purchase price of such acquisition, please tell us your consideration of removing this statement from the filing.

<u>Liquidity, Capital Resources and Cash Flows, page 62</u>

5. We note your disclosure on page 62 that: "The original $13,000,000 in loans under the MidMarket Loan Agreement mature on September 17, 2017. If [you] fail to raise at least $20,000,000 in connection with a public offering of [your] voting equity securities by March 17, 2014, such loans will mature on an accelerated basis and will come due on June 17, 2014." In light of the reduction in the size of this offering, please tell us in detail your consideration of whether these loans should be classified as a current liability on your balance sheet as of June 30, 2013. Additionally, we note this disclosure is inconsistent with the disclosure on page F-35 which indicates you must raise at least $30 million by March 14, 2014 in connection with a public equity offering or the Term Loans will mature on June 17, 2014. Please revise your disclosures for consistency.

<u>PNC Bank Revolving Credit Facility, page 63</u>

6. Please disclose the amount currently available for borrowing under the credit facility.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

7. Please advise us of your timing for filing your amended Form 10-K, which you previously indicated would be filed the week of September 30, 2013.

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director